Exhibit 99.53

BROOKFIELD OFFICE PROPERTIES CANADA

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BROOKFIELD OFFICE PROPERTIES CANADA LP

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BROOKFIELD PROPERTIES MANAGEMENT CORPORATION

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BROOKFIELD PROPERTIES CORPORATION

ASSET MANAGEMENT AGREEMENT

May 1, 2010

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION		1
1.1	Definitions	1
1.2	Headings and Table of Contents	6
1.3	Interpretation	6
1.4	Currency	7
1.5	Generally Accepted Accounting Principles	7
1.6	Invalidity of Provisions	7
1.7	Entire Agreement	7
1.8	Waiver, Amendment	8
1.9	Governing Law	8

ARTICLE 2
APPOINTMENT OF THE MANAGER		8
2.1	Appointment and Acceptance	8
2.2	Subcontracting and Other Arrangements	9
2.3	Members of the BOPC Group	9

ARTICLE 3
SERVICES OF THE MANAGER		9
3.1	Services	9

ARTICLE 4
RELATIONSHIP BETWEEN THE MANAGER AND THE BOPC GROUP		12
4.1	Other Activities	12
4.2	Exclusivity	13
4.3	Other Services	13
4.4	Independent Contractor, No Partnership or Joint Venture	13

ARTICLE 5
MANAGEMENT AND EMPLOYEES		13
5.1	Management and Employees	13
5.2	Manager’s Conduct	14

ARTICLE 6
INFORMATION AND RECORDS		14
6.1	Books and Records	14
6.2	Examination of Records	14
6.3	Access to Information by Manager	15
6.4	Additional Information	15

ARTICLE 7
FEES AND EXPENSES		15
7.1	Base Management and Incentive Fees	15
7.2	Limitation	16
7.3	Development Fee	16
7.4	Expenses	17
7.5	Governmental Charges	18
7.6	Computation and Payment of Expenses and Governmental Charges	18

ARTICLE 8
SPONSOR’S OBLIGATION		18

ARTICLE 9
REPRESENTATIONS AND WARRANTIES		19
9.1	Representations and Warranties of the Manager	19
9.2	Representations and Warranties of the Trust and the Limited Partnership	19

ARTICLE 10
LIABILITY AND INDEMNIFICATION		20
10.1	Indemnity	20
10.2	Limitation of Liability	21

ARTICLE 11
TERM AND TERMINATION		22
11.1	Term	22
11.2	Termination by the Trust	22
11.3	Termination by the Manager	23
11.4	Dispute as to the Occurrence of an Event of Default	24
11.5	Survival Upon Termination	24
11.6	Action Upon Termination	24
11.7	Release of Money or other Property Upon Written Request	25

ARTICLE 12
ARBITRATION		25
12.1	Sole and Exclusive Procedure	25
12.2	Arbitration Procedure	25

ARTICLE 13
GENERAL PROVISIONS		26
13.1	Assignment	26
13.2	Failure to Pay When Due	27
13.3	Enurement	27
13.4	Notices	27
13.5	Damages	28
13.6	Further Assurances	29
13.7	Counterparts	29

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ASSET MANAGEMENT AGREEMENT

THIS AGREEMENT made as of the 1st day of May, 2010.

BETWEEN:

BROOKFIELD OFFICE PROPERTIES CANADA (the “Trust”), an unincorporated, closed-end real estate investment trust existing under the laws of the Province of Ontario

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BROOKFIELD OFFICE PROPERTIES CANADA LP (the “Limited Partnership”), a partnership formed under the laws of the Province of Ontario, by its general partner, BOPC GP INC. (the “General Partner”), a corporation under the laws of Canada

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BROOKFIELD PROPERTIES MANAGEMENT CORPORATION (the “Manager”), a corporation under the laws of Canada

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BROOKFIELD PROPERTIES CORPORATION (the “Sponsor”), a corporation under the laws of Canada

RECITALS:

A.           The Trust and its Subsidiaries are engaged in the business of owning and developing commercial real properties (the “Properties”).

B.           The Trust wishes to engage the Manager to provide to members of the BOPC Group, or arrange for the provision of, certain services, subject to the terms and conditions of this Agreement, and the Manager wishes to accept such engagement.

C.            The Manager is a wholly-owned Subsidiary of the Sponsor.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, except where the context otherwise requires, the following terms shall have the following meanings:

1.1.1       “Administrative and Regulatory Compliance Services” has the meaning assigned thereto in Section 3.1.17;

1.1.2       “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

1.1.3       “Agreement” means this Asset Management Agreement and “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Agreement and include every instrument supplemental or ancillary to this Agreement and, except where the context otherwise requires, not to any particular article or section thereof;

1.1.4       “Base Management Fee” has the meaning assigned thereto in Section 7.1.1;

1.1.5       “BOPC Group” means, collectively, the Trust and each direct or indirect Subsidiary of the Trust;

1.1.6       “Business” means, collectively, the business carried on from time to time by the BOPC Group;

1.1.7       “Business Day” means a day other than a Saturday or Sunday on which Canadian chartered banks are open for business in Toronto, Ontario and, when used in reference to a Service to be provided or action to be taken in respect of a particular Property, in the city where such Property is located;

1.1.8       “Capital Expenditure Services” means the construction, reconstruction or alteration of any improvements constituting part of the Properties or any of them performed (or required to be performed) as part of the services rendered by the Property Manager in connection with landlord and owner improvements and tenant improvements;

1.1.9       “Claims” has the meaning assigned thereto in Section 10.1.1;

1.1.10     “Class B LP Unit” means a unit of interest in the Limited Partnership designated as a Class B LP Unit and having the rights and attributes described in the Limited Partnership Agreement with respect thereto;

1.1.11     “Construction Work” means any new construction projects constituting an addition to or expansion or substantial redevelopment of a Property, excluding however normal operating repairs and maintenance performed in the day to day operation of the Properties and excluding Capital Expenditure Services and Construction Work as such term is defined in the Property Management Agreement dated the date hereof among the Trust, the Limited Partnership, the Property Manager and the Sponsor;

1.1.12     “Control” means the possession, directly or indirectly, through one or more intermediaries, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, contract, by virtue of provisions contained in constitutional documents or otherwise; and for certainty and without limitation, a Person is deemed to Control another Person if: (i) the first Person owns securities (other than by way of security only), directly or indirectly, of the second Person entitling the first Person to exercise more than 50% of the votes exercisable at any meeting of that second Person, together with the right to elect a majority of the directors of the second Person, (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership or the right to exercise more than 50% of the votes exercisable at any meeting of partners of that partnership, or (iii) the second Person is a limited partnership and the first Person is the general partner of the limited partnership or Controls the general partner  of the limited Partnership. “Controls”, “Controlling” and “Controlled” have corresponding meanings;

1.1.13     “Declaration of Trust” means the declaration of trust dated as of March 19, 2010 pursuant to which the Trust was created;

1.1.14     “Development Fee” has the meaning assigned thereto in Section 7.3.1;

1.1.15     “Development Services” has the meaning assigned thereto in Section 3.1.16;

1.1.16     “Disputes” has the meaning assigned thereto in Section 12.1;

1.1.17     “Event of Default” means, with respect to the Trust, a Trust Event of Default and, with respect to the Manager, a Manager Event of Default;

1.1.18     “Expenses” has the meaning assigned thereto in Section 7.4.3;

1.1.19     “Expense Statement” has the meaning assigned thereto in Section 7.6;

1.1.20     “FFO Per Unit” means, with respect to any Fiscal Year, the quotient obtained by dividing (i) the Funds from Operations for such Fiscal Year; by (ii) the total number of issued and outstanding Trust Units and Class B LP Units as at the end of such Fiscal Year;

1.1.21     “Fiscal Month” means a fiscal month of the Trust;

1.1.22     “Fiscal Year” means a fiscal year of the Trust;

1.1.23     “Funds from Operations” means the Trust’s funds from operations, being the net income of the Trust prior to extraordinary items, one time transaction costs, depreciation and amortization, future income taxes, and certain non-cash items, with such modifications as are agreed from time to time between the Trust and the Manager;

1.1.24     “General Partner” means BOPC GP Inc., a corporation under the laws of Canada, in its capacity as the general partner of the Limited Partnership;

1.1.25     “Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s) or managing partner(s) of such limited liability company, (iii) with respect to a limited partnership, the board, committee or other body of the general partner of such limited partnership that serves a similar function (or if any such general partner is itself a limited partnership, the board, committee or other body of such general partner’s general partner that serves a similar function) and (iv) with respect to any other Person, the body of such Person that serves a similar function;

1.1.26     “Governmental Authority” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization, securities regulatory authority or stock exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.27     “Governmental Charges” has the meaning assigned thereto in Section 7.5;

1.1.28     “Hurdle Amount” has the meaning assigned thereto in Section 7.1;

1.1.29     “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

1.1.30     “Incentive Fee” has the meaning assigned thereto in Section 7.1;

1.1.31     “Indemnified Party” has the meaning assigned thereto in Section 10.1.1;

1.1.32     “Indemnifying Party” has the meaning assigned thereto in Section 10.1.1;

1.1.33     “Independent Trustee” has the meaning assigned thereto in the Declaration of Trust;

1.1.34     “Initial Term” has the meaning assigned thereto in Section 11.1;

1.1.35     “Interest Rate” means the prime rate of interest charged by the Canadian Imperial Bank of Commerce in Canada from time to time plus two percent;

1.1.36     “Laws” means all laws (including common law), statutes, regulations, statutory rules, by-laws, orders, ordinances, directives and the terms and conditions of any approvals, permits, licences or judgments of any Governmental Authority, together with any applicable enforceable published notes, guidelines or policies, and the term “applicable”, with respect to such Laws and in the context that refers to one or more Persons, means such Laws that apply to such Person or Persons or its or their business, undertaking, property or securities at the relevant time and that emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.37     “Liabilities” has the meaning assigned thereto in Section 10.1.1;

1.1.38     “Limited Partnership” means Brookfield Office Properties Canada LP, a limited partnership under the laws of the Province of Ontario;

1.1.39     “Limited Partnership Agreement” means the limited partnership agreement dated as of May 1, 2010 pursuant to which the Limited Partnership was created;

1.1.40     “Manager” means Brookfield Properties Management Corporation, a corporation under the Laws of Canada;

1.1.41     “Manager Event of Default” has the meaning assigned thereto in Section 11.2;

1.1.42     “Market Value of the Trust” means, with respect to any Fiscal Month, (i) the volume-weighted average trading price of the Trust Units on the TSX for such Fiscal Month (or if the Trust Units are not listed on the TSX, the fair market value of a Trust Unit as determined by the Independent Trustees, acting reasonably) multiplied by the number of Trust Units outstanding on the last trading day of such Fiscal Month calculated on a fully-diluted basis plus (ii) the principal amount of any debt for borrowed money owed by the BOPC Group on a consolidated basis on the last day of such Fiscal Month less the aggregate amount of cash held by the BOPC Group on a consolidated basis on such date;

1.1.43     “Payment Date” has the meaning assigned thereto in Section 7.1;

1.1.44     “Person” includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

1.1.45     “Project Costs” means all hard and soft costs incurred in connection with the performance of Construction Work for the Properties or any of them, including without limitation the costs of all materials supplied and services rendered (and all architectural and engineering fees);

1.1.46     “Properties” has the meaning assigned thereto in the recitals and, for greater certainty, includes at any time all real properties in respect of which a member of the BOPC Group owns a freehold or leasehold interest at such time, and “Property” means any of them;

1.1.47     “Property Manager” means the property manager appointed pursuant to the property management agreement dated the date hereof among the Trust, the Limited Partnership, the Manager and the Sponsor;

1.1.48     “Renewal Terms” has the meaning assigned thereto in Section 11.1;

1.1.49     “Services” has the meaning assigned thereto in Section 3.1;

1.1.50     “Special Voting Units” means the special voting units of the Trust authorized and issued under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

1.1.51     “Sponsor” means Brookfield Properties Corporation, a corporation under the Laws of Canada;

1.1.52     “Subsidiary” means, with respect to any Person, any other Person that is Controlled directly or indirectly by such Person and includes a Subsidiary of a Subsidiary;

1.1.53     “Tax Act” means the Income Tax Act (Canada);

1.1.54     “Term” has the meaning assigned thereto in Section 11.1;

1.1.55     “Trust” means Brookfield Office Properties Canada, an unincorporated, closed-end, real estate investment trust established under the laws of the Province of Ontario;

1.1.56     “Trustees” means as of any particular time, all of the trustees of the Trust holding office under and in accordance with the Declaration of Trust, in their capacity as trustees thereunder;

1.1.57     “Trust Event of Default” has the meaning assigned thereto in Section 11.3;

1.1.58     “Trust Units” means the trust units of the Trust authorized and issued under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

1.1.59     “TSX” means the Toronto Stock Exchange, or if the Trust Units are not listed on the Toronto Stock Exchange, any other stock exchange on which the Trust Units are listed; and

1.1.60     “Unitholders” means the holders of Trust Units and Special Voting Units.

1.2	Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3	Interpretation

In this Agreement, unless the context otherwise requires:

1.3.1      words importing the singular include the plural and vice versa;

1.3.2      wherever the words “include”, “includes”, “including” are used, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by these words or words of like import;

1.3.3     any reference to a statute, regulation, policy, rule or instrument shall include, and shall be deemed to be a reference also to, all amendments made to such statute, regulation, policy, rule or instrument and to any statute, regulation, policy, rule or instrument that may be passed which has the effect of supplementing or superseding the statute, regulation, policy, rule or instrument so referred to;

1.3.4      any reference to this Agreement or any other agreement, document or instrument shall be construed as a reference to this Agreement or, as the case may be, such other agreement, document or instrument as the same may have been, or may from time to time be, amended, varied, replaced, amended and restated or supplemented; and

1.3.5      references to a party or parties includes that party’s or those parties’ successors and permitted assigns.

1.4	Currency

Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in Canadian currency.

1.5	Generally Accepted Accounting Principles

In this Agreement, references to “generally accepted accounting principles” mean, the generally accepted accounting principles set out in the Handbook of the Canadian Institute of Chartered Accountants, and, at the option of the applicable member of the BOPC Group, shall include IFRS.

1.6	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties waive any provision of Law which renders any provision of this Agreement invalid or unenforceable in any respect.  The parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

1.7	Entire Agreement

Except as expressly provided for herein, this Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement.  There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement.  No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement, or any amendment or supplement hereto, by any party to this Agreement or its directors, trustees, officers, employees or agents, to any other party to this Agreement or its directors, trustees, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the parties to this Agreement has been induced to enter into this Agreement or any amendment or supplement by reason of any such warranty, representation, opinion, advice or assertion of fact.  Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

1.8	Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby.  No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.9	Governing Law

This Agreement will be governed by and construed in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein.

ARTICLE 2
APPOINTMENT OF THE MANAGER

2.1	Appointment and Acceptance

2.1.1      Subject to and in accordance with the terms, conditions and limitations in this Agreement, the Trust, on its own behalf and as agent for the other members of the BOPC Group, hereby appoints and retains the Manager to provide or arrange for the provision of the Services to members of the BOPC Group.  The Manager shall at all times be subject to the overriding supervision and direction of the Trustees and the Governing Bodies of the members of the BOPC Group, as applicable, and will have such authority as delegated to it by the Trustees and the Governing Bodies of the members of the BOPC Group from time to time, including through the regulations, policies, procedures, guidelines, codes and other such arrangements adopted by the Trustees.

2.1.2      The Manager hereby accepts the appointment provided for in Section 2.1.1 and agrees to act in such capacity and to provide or arrange for the provision of the Services upon the terms, conditions and limitations in this Agreement.

2.1.3      The Manager acknowledges that the applicable member of the BOPC Group will retain, directly or indirectly, title to and ownership of the Properties or its interest therein and that the Manager will not as a result of its appointment hereunder or in providing the Services acquire, directly or indirectly, title to, any security interest in, or any rights of any kind whatsoever in, to or under the Properties (or any income, receipts or revenues therefrom).

2.2	Subcontracting and Other Arrangements

The Manager may from time to time subcontract to any Person, or arrange for the provision of any or all of the Services to be provided by the Manager under this Agreement by any Person (referred to as a “delegatee”), provided that the prior written consent of the Trust is obtained in respect of any such subcontracting or arrangement (unless such subcontracting or arrangement is in respect of the Services set out in Section 3.1.17.8 and Sections 3.1.17.18 to, and including, 3.1.17.23 which may be subcontracted to a delegatee without the prior written consent of the Trust); and provided further that in all cases involving the subcontracting of Services (which for certainty includes the Administrative and Regulatory Compliance Services) (i) the Manager shall not be relieved of any of its obligations under this Agreement, (ii) the Manager shall remain responsible to the Trust for any Services provided by a delegatee and (iii) and any payments made by members of the BOPC Group under any such arrangement to a delegatee shall reduce the fees payable hereunder to the Manager on a dollar for dollar basis.  Notwithstanding the foregoing, the Trust is hereby deemed to have consented in writing to any such subcontracting or arrangement where the delegatee is an Affiliate of the Manager.  Where appropriate in this Agreement, all references to the Manager will include delegatees.

2.3	Members of the BOPC Group

The Trust covenants and agrees to cause, upon request of the Manager, any or all present or subsequently acquired members of the BOPC Group to execute such documentation and take such further action as may be necessary or desirable to accomplish the purposes of this Agreement or the agreements or arrangements contemplated by this Agreement.

ARTICLE 3
SERVICES OF THE MANAGER

3.1	Services

Subject to the terms of this Agreement, the Manager shall provide or arrange for the provision of the following services (collectively, the “Services”) to members of the BOPC Group:

3.1.1      provide advisory, consultation and investment management services;

3.1.2      oversee the preparation of asset business plans and annual budgets for presentation to the Trustees, implement such plans and budgets and monitor the financial performance of the BOPC Group;

3.1.3      cause or supervise the carrying out of all day-to-day management;

3.1.4      make recommendations concerning the development, re-development and re-positioning of assets;

3.1.5      supervise and oversee the Property Manager and provide guidance on and approve operating and capital expenditures, leases and other contracts;

3.1.6      identify, evaluate, recommend and structure acquisitions or dispositions from time to time and assist in negotiating the terms of such acquisitions or dispositions and conduct and manage due diligence in connection therewith;

3.1.7      represent members of the BOPC Group in dealing with external legal counsel, banks and other lenders, investment dealers, brokers, institutions and investors;

3.1.8      make recommendations concerning the raising of funds whether by way of debt, equity or otherwise and coordinate the execution thereof;

3.1.9      recommend suitable candidates to serve on the Governing Bodies of members of the BOPC Group;

3.1.10    make recommendations with respect to the exercise of any voting rights to which the members of the BOPC Group are entitled;

3.1.11    make recommendations concerning the payment of distributions;

3.1.12    advise with respect to community and stakeholder relations;

3.1.13    engage and oversee accountants, financial and legal advisors and technical, commercial, marketing and other independent experts;

3.1.14    manage litigation in which a member of the BOPC Group is sued or commence litigation after consulting with the Governing Body of the relevant member of the BOPC Group (provided that the Manager shall not be required to consult such Governing Body prior to commencing litigation that is not material to such member of the BOPC Group);

3.1.15    attend to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a member of the BOPC Group;

3.1.16    provide development, supervision and co-ordination services for any new construction projects constituting an addition to or expansion or substantial redevelopment of a Property (the “Development Services”);

3.1.17    provide such administrative and support services as members of the BOPC Group require (the “Administrative and Regulatory Compliance Services”), including:

3.1.17.1   arrange for such valuations and reports to occur as and when required hereunder or otherwise deemed necessary or desirable by the Manager;

3.1.17.2   keep and maintain all books, records and amounts outstanding with respect to all receipts, disbursements and investments relating to the assets of members of the BOPC Group;

3.1.17.3   prepare all returns, filings and documents and make all elections, designations and determinations necessary for the discharge of the Trustees’ and the General Partner’s respective obligations under the Declaration of Trust and the Limited Partnership Agreement;

3.1.17.4   provide the Unitholders with annual audited and interim unaudited financial statements of the Trust, as well as relevant tax information as required under the Declaration of Trust and the Limited Partnership Agreement;

3.1.17.5   submit all sales tax and federal and provincial income tax returns and filings in sufficient time prior to the dates upon which they must be filed so that the Trustees and the General Partner (as the case may be) have a reasonable opportunity to review them, execute them and return them to the Manager for their filing within the time required by applicable Laws;

3.1.17.6   ensure compliance by the Trust with all applicable Laws and stock exchange rules including continuous disclosure obligations;

3.1.17.7   prepare any circular or other disclosure document required under applicable Laws in response to an offer to purchase Trust Units;

3.1.17.8   provide investor relations services, to the Trust including, as applicable, quarterly conference calls;

3.1.17.9   call and hold all annual and/or special meetings in respect of the Trust and prepare and arrange for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

3.1.17.10 prepare and provide or cause to be provided to the Unitholders on a timely basis all information to which the Unitholders are entitled under the Declaration of Trust and under applicable Laws and stock exchange rules, including monthly and annual reports, notices, financial reports and tax information relating to the Trust;

3.1.17.11 attend to all administrative and other matters arising in connection with any repurchase of Trust Units;

3.1.17.12 ensure that the Trust elects in the prescribed manner and within the prescribed time under the Tax Act to be a “registered investment” and a “mutual fund trust” within the meaning of that act from the date it is established, assuming the requirements for such election are met, monitor the Trust’s status as such and provide the Trustees with written notice when the Trust ceases or is at risk of ceasing to have such status;

3.1.17.13 monitor the income and investments of the Trust to ensure that the Trust does not become liable under the Tax Act to pay a tax imposed under paragraph 122(1)(b) of the Tax Act;

3.1.17.14 collect and remit all Governmental Charges on behalf of members of the BOPC Group as applicable;

3.1.17.15 arrange for distributions properly payable pursuant to the Declaration of Trust and the Limited Partnership Agreement;

3.1.17.16 monitor the status of the Limited Partnership as a “Canadian partnership” for the purposes of the Tax Act;

3.1.17.17 promptly notify the Trust and the Limited Partnership of any event that might reasonably be expected to have a material adverse effect on the affairs of any member of the BOPC Group;

3.1.17.18 make available office space, together with the use, on an as required basis and upon reasonable notice, of additional office premises, boardrooms and other meeting room space;

3.1.17.19 make available office equipment, including computers, printers, fax machines and photocopiers;

3.1.17.20 make available communications services and computer systems, including access to communications and computer servers and to communications, website and information technology support;

3.1.17.21 provide secretarial support personnel to assist members of the BOPC Group;

3.1.17.22 provide reception and telephone answering services;

3.1.17.23 install and maintain such signage and promotional materials as members of the BOPC Group may reasonably require; and

3.1.17.24 provide all such other services as may from time to time be necessary or as agreed upon by the parties, acting reasonably.

ARTICLE 4
RELATIONSHIP BETWEEN THE MANAGER AND THE BOPC GROUP

4.1	Other Activities

The Trust and the Limited Partnership acknowledge that the Sponsor, the Manager and their respective Affiliates, directors, officers, members, partners, shareholders and employees are engaged or may become engaged, directly or indirectly, in a variety of other businesses and activities which include or may include any one or more of the development, ownership, acquisition, financing, leasing, sale, operation and management of real property.  The Trust and the Limited Partnership hereby consent to any and all such business interests and activities and agree that nothing in this Agreement shall in any way prevent or restrict the Sponsor, the Manager or their respective Affiliates, directors, officers, members, partners, shareholders and employees from having other business interests or conducting any activity without accountability to any member of the BOPC Group even if such business interests or activities compete directly or indirectly with the members of the BOPC Group.  Notwithstanding the foregoing, the Manager covenants that all matters in respect of which a conflict of interest exists between the interests of the BOPC Group and the interests of the Manager or any of its Affiliates in, or ownership of, or management of, other properties, ventures or projects that the Manager or any of its Affiliates owns or manages, shall be dealt with by the Manager in good faith and in a fair, equitable and even handed manner.

4.2	Exclusivity

Except as expressly provided for herein, members of the BOPC Group will not, during the term of this Agreement, engage any other Person to provide any services comparable to the Services without the prior written consent of the Manager, which may be withheld in the absolute discretion of the Manager.

4.3	Other Services

For greater certainty, nothing in this Agreement prevents or limits in any way the Trust or any other member of the BOPC Group from entering into any agreement or arrangement pursuant to which it will receive services (other than Services) from any Affiliate of the Manager.

4.4	Independent Contractor, No Partnership or Joint Venture

The parties acknowledge that the Manager is providing the Services hereunder as an independent contractor and that the Manager and the members of the BOPC Group are not partners or joint venturers or agents of one another and nothing herein will be construed so as to make them partners or joint venturers or agents of one another or impose any liability as such on any of them as a result of this Agreement.

ARTICLE 5
MANAGEMENT AND EMPLOYEES

5.1	Management and Employees

5.1.1       The Manager shall arrange for such administrative, executive and management personnel to be provided to the members of the BOPC Group as is reasonably necessary or appropriate to carry out the Services.  Without limiting the generality of the foregoing, such personnel shall include certain senior executives of the Canadian real property division of the Sponsor acceptable to the Trustees and qualified to act as a chief executive officer and chief financial officer, who shall serve in such capacities.  The administrative, executive and management personnel provided by the Manager shall devote such of their time to the provision of the Services as may be reasonably necessary and appropriate, in order to fulfill the Manager’s obligations hereunder.  Such administrative, executive and management personnel need not have as their primary responsibility the provision of the Services or be dedicated exclusively to the provision of the Services.

5.1.2       The Manager shall have the right to select and retain on behalf of the members of the BOPC Group all appraisers, brokers, accountants, advisors (including legal and financial advisors), consultants, engineers and other professionals (any of which may be Affiliates of the Manager provided that the fees charged by any such Affiliates would not exceed, in any material respect, those that would be charged by an arm’s length third party in the applicable jurisdiction) as the Manager, acting reasonably, may from time to time deem necessary or appropriate to advise it in connection with the Services.

5.1.3       The Trust shall, and shall cause other members of the BOPC Group to, do all things reasonably necessary on its part as requested by the Manager consistent with the terms of this Agreement to enable the Manager to fulfil its obligations under this Agreement.

5.1.4       For greater certainty, where the Manager is unable to satisfy an obligation under this Agreement, as a direct or indirect result of a failure by a member of the BOPC Group to satisfy its obligations under this Article 5 or Section 6.3, the Manager shall be deemed not to be in breach of its obligations under this Agreement.

5.2	Manager’s Conduct

5.2.1       Subject to the terms of this Agreement, including for greater certainty Sections  4.1, 6.4 and 10.2, the Manager covenants and agrees to exercise the powers and discharge the duties conferred under this Agreement honestly and in good faith, taking into account the interests of the BOPC Group, and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent asset manager having responsibilities of a similar nature would exercise in comparable circumstances.  All of the Manager’s activities in relation to this Agreement and any agreement entered into from time to time in connection with the activities of the BOPC Group shall be conducted in accordance and comply with all applicable Laws.

5.2.2       The Manager hereby acknowledges that it is cognizant of the terms and provisions of the Declaration of Trust and the Limited Partnership Agreement and agrees to act in accordance therewith in a competent and honest manner, in good faith, and further agrees not to cause the Trust or the Limited Partnership to breach any of the terms of the Declaration of Trust or Limited Partnership Agreement, as applicable.

ARTICLE 6
INFORMATION AND RECORDS

6.1	Books and Records

The Manager shall maintain proper books, records and documents in which complete, true and correct entries, in conformity in all material respects with generally accepted accounting principles and all requirements of applicable Laws, will be made.

6.2	Examination of Records

The Manager shall, during business hours and on not less than 24 hours prior written notice provided in accordance with Section 13.4, make available to the Trustees and the General Partner and their authorized representatives such financial and operating data and all other information and documentation with respect to the activities of the BOPC Group and the performance of the Services by the Manager as they may from time to time reasonably request, wherever maintained, including for the purposes of conducting any audit in respect of expenses of the members of the BOPC Group or other matters necessary or advisable to be audited in order to conduct an audit of the financial affairs of the members of the BOPC Group.  Any examination of records will be conducted in a manner which will not unduly interfere with the Manager’s business in the ordinary course.  The Manager hereby agrees that it shall do all things reasonably necessary, so long as the same are expressly within the scope of the Services, to assist the Trust in complying with all requirements applicable to the Trust under applicable securities laws or the rules or by-laws of any stock exchange(s) on which securities of the Trust are traded, including all requirements which relate to financial reporting.

6.3	Access to Information by Manager

The Trust shall, and shall cause other members of the BOPC Group to:

6.3.1       grant, or cause to be granted, to the Manager full access to all documentation and information necessary in order for the Manager to perform its obligations, covenants and responsibilities pursuant to the terms hereof, including all of the books, records, and documents required to be maintained under Section 6.1 and to enable the Manager to provide the Services; and

6.3.2       provide, or cause to be provided, all documentation and information as may be reasonably requested by the Manager, and promptly notify the Manager of any material facts or information of which the members of the BOPC Group are aware, including any known, pending or threatened suits, actions, claims, proceedings or orders by or against members of the BOPC Group, before any court of administrative tribunal which may affect the performance of the obligations, covenants or responsibilities of the Manager pursuant to this Agreement, including maintenance of proper financial records.

6.4	Additional Information

The parties acknowledge and agree that conducting the activities and providing the Services contemplated herein may have the incidental effect of providing additional information which may be utilized with respect to, or may augment the value of, business interests and related assets in which the Sponsor, the Manager or their respective Affiliates have an interest and that neither the Sponsor, the Manager nor their respective Affiliates will be liable to account to any member of the BOPC Group with respect to such activities or results; provided, however, that each of the Sponsor and the Manager will not (and will cause their respective Affiliates not to), in making any use of such additional information, do so in any manner that the Sponsor, the Manager or their respective Affiliates know, or ought reasonably to know, would cause or result in a breach of any confidentiality provision of agreements to which any member of the BOPC Group is a party or is bound or result in disclosure of confidential information in violation of the disclosure or trading policies of the BOPC Group.

ARTICLE 7
FEES AND EXPENSES

7.1	Base Management and Incentive Fees

7.1.1      As compensation for the Services to be provided by the Manager pursuant to the terms of this Agreement, the Trust hereby covenants and agrees to pay or cause to be paid to the Manager in accordance with the terms of this Section 7.1 (i) a base management fee (the “Base Management Fee”) for each Fiscal Month in an amount equal to one-twelfth of 0.25% of the Market Value of the Trust; and (ii) an incentive fee (the “Incentive Fee”) for each Fiscal Year in an amount equal to 15% of the Trust’s FFO Per Unit in excess of $1.33 (the “Hurdle Amount”).

7.1.2      Base Management Fee:

7.1.2.1     The Base Management Fee shall be paid within 5 Business Days following the end of the Fiscal Month to which such fee relates.

7.1.2.2     Where the Services are provided for less than the whole of a Fiscal Month, the Base Management Fee shall be prorated based on the number of days during which the Services are provided.

7.1.3      Incentive Fee:

7.1.3.1     The Incentive Fee shall be paid within 5 Business Days following the approval by the Trust of the audited financial statements for the Fiscal Year to which such fee relates.

7.1.3.2     The Hurdle Amount shall be adjusted in a manner to be to be agreed upon by the Manager and the Trust, each acting reasonably, in the event of certain transactions affecting the Trust Units, including any (a) subdivision, split or other division of outstanding Trust Units into a greater number of Trust Units or (b) combination or consolidation of outstanding Trust Units into a smaller number of Trust Units (other than an automatic consolidation pursuant to section 3.10 of the Declaration of Trust or similar consolidation undertaken to maintain the same number of units outstanding following a transaction).

7.1.3.3     Where the Services are provided for less than the whole of a Fiscal Year, the Incentive Fee shall be prorated based on the number of days during which the Services are provided.

7.2	Limitation

Notwithstanding anything contained in this Agreement, the aggregate amount of the Base Management Fee and the Incentive Fee payable in respect of any Fiscal Year shall not exceed 0.5% of the greater of (i) the Market Value of the Trust for the last Fiscal Month of such Fiscal Year and (ii) the simple average of the Market Value of the Trust for each Fiscal Month of such Fiscal Year.

7.3	Development Fee

7.3.1      If and whenever the Manager performs Development Services, the Trust shall pay to the Manager a development fee (the “Development Fee”) in an amount equal to 10% of the first $2,000,000 of Project Costs plus an additional 4% of the Projects Costs in excess of $2,000,000, provided that for projects with estimated Project Costs in excess of $20,000,000 the Development Fee shall be separately negotiated by the Manager and the Trust, each acting reasonably.

7.3.2      The Development Fee shall be paid within 5 Business Days following the date on which the Development Services (or a portion thereof) have been performed and the Manager has submitted an invoice with respect to same or in such other manner as may be agreed by the Manager and the Trust, each acting reasonably.

7.4	Expenses

7.4.1      Subject to Section 7.4.2, the Manager acknowledges and agrees that the members of the BOPC Group shall not be required to reimburse the Manager for the salaries and other remuneration of or any costs relating to termination or severance of the administrative, executive and management personnel who provide the Services or overhead for such individuals.  The withholding and payment of any amounts required to be withheld and paid to any Governmental Authority with respect to such administrative, executive and management personnel, including workers’ compensation premiums, unemployment insurance premiums, Canada Pension Plan or Quebec Pension Plan payments, federal or provincial income taxes and employer’s health taxes, shall be withheld and paid by the Manager.

7.4.2      Subject to Section 7.4.4, the applicable member of the BOPC Group shall reimburse the Manager or cause the Manager to be reimbursed for all costs and expenses of the Manager that are incurred in connection with the provision of the Administrative and Regulatory Compliance Services, including salaries, employee training and licensing costs and other remuneration of and any costs relating to termination or severance of the administrative, executive and management personnel who provide the Administrative and Regulatory Compliance Services and overhead for such individuals.  The reimbursement will include any amounts required to be withheld and paid to any Governmental Authority with respect to such administrative, executive and management personnel, including workers’ compensation premiums, unemployment insurance premiums, Canada Pension Plan or Quebec Pension Plan payments, federal or provincial income taxes and employer’s health taxes.

7.4.3      The applicable member of the BOPC Group shall also reimburse the Manager or cause the Manager to be reimbursed, without duplication or mark-up, for all reasonable out-of-pocket fees, costs and expenses, including those of any third parties (but for greater certainty, not including any payment made in accordance with Section 2.2) (“Expenses”), incurred by the Manager in connection with the provision of the Services.  Such Expenses are expected to include, among other things:

7.4.3.1     fees, costs and expenses relating to any indebtedness or equity financing;

7.4.3.2     taxes, licenses and other statutory fees or penalties levied against or in respect of a member of the BOPC Group in respect of the Services;

7.4.3.3     amounts paid by the Manager under indemnification, contribution or similar arrangements;

7.4.3.4     fees, costs and expenses incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made; and

7.4.3.5     any other fees, costs and expenses that are reasonably necessary for the performance by the Manager of its duties and functions under this Agreement.

7.4.4      If any cost or expense incurred by the Manager pursuant to this Agreement (including, but not limited to, the Expenses and costs and expenses incurred in connection with the provision of the Administrative and Regulatory Compliance Services, including salaries and other remuneration of personnel providing such Administrative and Regulatory Compliance Services) is attributable partly to the duties of the Manager in connection with the performance of the Services under this Agreement, and partly to the participation of the Manager in the performance of its duties pursuant to another activity or enterprise, only that portion of such cost or expense that is reasonably apportionable to the Services shall be reimbursable to the Manager hereunder.

7.5	Governmental Charges

Without limiting Section 7.4, the applicable member of the BOPC Group shall pay or cause to be paid to the Manager or reimburse the Manager or cause the Manager to be reimbursed for all sales taxes, use taxes, value-added taxes, goods and services taxes, harmonized sales taxes, withholding taxes or other similar taxes, customs duties or other governmental charges (collectively, “Governmental Charges”) which are levied or imposed by any Governmental Authority by reason of this Agreement or the fees or any other amounts payable hereunder. For greater certainty, Governmental Charges shall not include any income taxes, corporation taxes, capital taxes or other similar taxes payable by the Manager which are personal to the Manager.  Any failure by the Manager to collect monies on account of Governmental Charges shall not constitute a waiver of the right to do so. The amount of such Governmental Charges will be calculated by the Manager in accordance with the applicable legislation and will be paid or reimbursed to the Manager at the same time as the amounts to which the Governmental Charges apply are payable under the provisions of this Agreement or upon demand at such other time or times as the Manager may determine from time to time.

7.6	Computation and Payment of Expenses and Governmental Charges

The Manager shall, from time to time, prepare statements (each an “Expense Statement”) documenting the Expenses and Governmental Charges to be reimbursed pursuant to this Article 7 and shall deliver such statements to the relevant member of the BOPC Group.  All Expenses and Governmental Charges reimbursable pursuant to this Article 7 shall be reimbursed by the relevant member of the BOPC Group no later than the date which is 30 days after receipt of the Expense Statement. The provisions of this Section 7.6 shall survive the termination of this Agreement.

ARTICLE 8
SPONSOR’S OBLIGATION

The Sponsor’s only obligations pursuant to this Agreement shall be to (i) cause the Manager and the Sponsor’s other Subsidiaries (other than any member of the BOPC Group) to provide the Services to the members of the BOPC Group in accordance with the terms of this Agreement, and (ii) make available to the Manager such administrative, executive and management personnel of the Sponsor, including certain senior executives of the Canadian real property division of the Sponsor acceptable to the Trustees and qualified to act as a chief executive officer and chief financial officer, to allow the Manager to comply with its obligations in Section 5.1.1.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.1	Representations and Warranties of the Manager

Each of the Manager and the Sponsor hereby represents and warrants to the Trust and the Limited Partnership that:

9.1.1      it is validly organized and existing under the Laws governing its formation and existence;

9.1.2      it has the power, capacity and authority to enter into this Agreement and to perform its duties and obligations hereunder;

9.1.3      it has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

9.1.4      the execution and delivery of this Agreement by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its constituent documents or other organizational documents, or under any mortgage, lease, agreement or other legally binding instrument, license, permit or applicable Law to which it is a party or by which it or any of its properties or assets may be bound;

9.1.5      no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it of this Agreement; and

9.1.6      this Agreement constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance and other laws of general application limiting the enforcement of creditors’ rights and remedies and general principles of equity.

9.2	Representations and Warranties of the Trust and the Limited Partnership

Each of the Trust and the Limited Partnership hereby represents and warrants to the Manager and the Sponsor that:

9.2.1      it is validly organized and existing under the Laws governing its formation and existence;

9.2.2      it has the power, capacity and authority to enter into this Agreement and to perform its duties and obligations hereunder;

9.2.3      it has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

9.2.4      the execution and delivery of this Agreement by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its constituent documents or other organizational documents, or under any mortgage, lease, agreement or other legally binding instrument, license, permit or applicable Law to which it is a party or by which it or any of its properties or assets may be bound;

9.2.5      no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it of this Agreement; and

9.2.6      this Agreement constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance and other laws of general application limiting the enforcement of creditors’ rights and remedies and general principles of equity.

ARTICLE 10
LIABILITY AND INDEMNIFICATION

10.1	Indemnity

10.1.1    The Trust and the Limited Partnership (for purposes of this Article, each an “Indemnifying Party”) hereby agree, to the fullest extent permitted by applicable Laws, to jointly and severally indemnify and hold harmless the Manager, the Sponsor and each of their respective Affiliates, and the trustees, directors, officers, agents, members, partners, shareholders, delegatees, subcontractors, advisors, employees and other representatives of each of the foregoing (for purposes of this Article, each an “Indemnified Party”) from and against any claims, liabilities, losses, damages, costs or expenses (including reasonable legal fees) (“Liabilities”) incurred by them or threatened in connection with any and all actions, suits, investigations, proceedings or claims of any kind whatsoever, whether arising under statute or action of a Governmental Authority or otherwise or in connection with the business, investments and activities of the members of the BOPC Group or in respect of or arising from this Agreement or the Services provided hereunder (for purposes of this Article, “Claims”) provided that no Indemnified Party shall be so indemnified to the extent that such Claim is finally determined by a final and non-appealable judgment entered by a court of competent jurisdiction or a final and binding determination of an arbitrator, as applicable, or pursuant to a settlement agreement agreed to by such Indemnified Party, to have resulted from such Indemnified Party’s bad faith, fraud, wilful misconduct, gross negligence or breach of any of the material terms of this Agreement.

10.1.2    The parties agree that in case any Claim should be made by a third party arising from this Agreement or the Services provided hereunder, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel, as well as the reasonable costs (excluding an amount reimbursed to such Indemnified Party for the time spent in connection therewith) and out-of-pocket expenses incurred in connection therewith shall be paid by the Indemnifying Party in such case, as incurred but subject to recoupment by the Indemnifying Party if ultimately it is not liable to pay indemnification hereunder.

10.1.3    The parties agree that, promptly after the receipt of notice by any of them of the commencement of any third-party Claim involving an Indemnified Party pursuant to this Agreement, where such Claim is based, directly or indirectly, upon any matter in respect of which this Agreement provides for indemnification, the Indemnified Party in such case shall promptly notify the Indemnifying Parties in writing of the commencement of such Claim (provided that any delay in providing, or accidental failure to provide, any such notice shall not prejudice the right of any such Indemnified Party hereunder, except to the extent that any such delay or failure prejudices the defence of a Claim or results in any material increase in the liability that the Indemnifying Parties would otherwise have under this indemnity) and, throughout the course of such Claim, such Indemnified Party shall use its reasonable commercial efforts to provide copies of all relevant documentation to the Indemnifying Parties and shall keep the Indemnifying Parties apprised of the progress thereof and shall discuss with the Indemnifying Parties all significant actions proposed. No settlement, compromise, consent or other termination of any Claim in respect of which indemnification may be sought hereunder shall be made without the prior written consent of the Indemnifying Parties, not to be unreasonably withheld or delayed.

10.1.4    The parties hereto expressly acknowledge and agree that the right to indemnity provided in this Section 10.1 shall be in addition to and not in derogation of any other liability which any Indemnifying Party in any particular case may have or of any other right to indemnity or contribution which any Indemnified Party may have by statute or otherwise at law.

10.1.5    The indemnity provided in this Section 10.1 shall survive the completion of Services rendered under, or any expiry, termination or purported termination of, this Agreement.

10.2	Limitation of Liability

10.2.1    The Manager assumes no responsibility under this Agreement other than to render the Services in accordance with Section 5.2 and shall not be responsible for any action or omission of a member of the BOPC Group in following or declining to follow any advice or recommendations of the Manager.

10.2.2    The Trust and the Limited Partnership hereby agree that no Indemnified Party shall be liable to a member of the BOPC Group, a member of a Governing Body or officer (or other individual with similar function) of a member of the BOPC Group or any security holder or partner of a member of the BOPC Group for any Liabilities that may occur as a result of any acts or omissions by the Indemnified Party pursuant to or in accordance with this Agreement, except to the extent that such Liabilities are determined by a final and non-appealable judgment entered by a court of competent jurisdiction or a final and binding determination of an arbitrator, as applicable, to have resulted from an Indemnified Party’s bad faith, fraud, wilful misconduct, gross negligence or breach of any of the material terms of this Agreement.

10.2.3    The maximum amount of the aggregate liability of the Indemnified Parties pursuant to this Agreement will be equal to all amounts previously paid by the BOPC Group in respect of Services pursuant to this Agreement or any agreement or arrangement provided for under this Agreement in the five most recent Fiscal Years.

10.2.4    For the avoidance of doubt, the provisions of this Section 10.2 shall survive the completion of the Services rendered under, or any expiry, termination or purported termination of, this Agreement.

ARTICLE 11
TERM AND TERMINATION

11.1	Term

This Agreement is for a term of 10 years (the “Initial Term”) commencing on the date hereof and ending on the 10th anniversary of the date hereof provided that this Agreement will be automatically renewed for further five year terms (the “Renewal Terms” and together with the Initial Term, the “Term”), unless terminated in accordance with this Article 11.  At least 12 months prior to the end of the Initial Term and each Renewal Term, the Trust shall cause the Independent Trustees to review the performance by the Manager of its obligations as set out in this Agreement.  If at that time the Independent Trustees determine that they are not satisfied with the performance by the Manager of its obligations as set out in this Agreement and that it is not in the best interests of the Trust that the Agreement be renewed, they may resolve to terminate the Agreement at the end of the Initial Term or the then current Renewal Term, as applicable, and submit such resolution to a vote of Unitholders at a meeting duly called and held. If such termination is approved by at least a majority of the votes cast by the Unitholders at such meeting, the Trust shall have the right to terminate this Agreement at the end of the Initial Term or the then current Renewal Term, as applicable, provided that the Trust provides the Manager with at least 3 months’ prior written notice of such termination and pays the Manager on the final day of the Initial Term or the then current Renewal Term, as applicable, a termination fee equal to the aggregate amounts paid to the Manager in respect of the Base Management Fee, Incentive Fee and Development Fee in the Fiscal Year preceding the effective date of the termination.  If this Agreement is not so terminated it shall automatically be renewed at the end of the Initial Term and the then current Renewal Term, as applicable, for the next Renewal Term.

11.2	Termination by the Trust

11.2.1    The Trust may terminate this Agreement effective upon written notice of termination to the Manager without payment of any penalty or termination fee upon or following the happening or occurring of any of the following events (each, a “Manager Event of Default”):

11.2.1.1   the Manager defaults in the performance or observance of any material term, condition or agreement contained in this Agreement and such default continues for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30 day period; provided, however, that if the fact, circumstance or condition that is the subject of such obligation cannot reasonably be corrected within such 30 day period and if, within such period, the Manager provides reasonable evidence to the Trust that it has commenced, and thereafter proceeds with all due diligence, to correct the fact, circumstance or condition that is the subject of such obligation, said period shall be extended for a reasonable period satisfactory to the Trust, acting reasonably, for the Manager to remedy the same;

11.2.1.2   the Manager engages in any act of fraud, misappropriation of funds or embezzlement against any member of the BOPC Group;

11.2.1.3   there is an event of any gross negligence on the part of the Manager (which event does not constitute a default as contemplated by Section 11.2.1.1) in the performance of its duties or obligations under this Agreement that results in material harm to the BOPC Group; or

11.2.1.4   the Manager makes a general assignment for the benefit of its creditors, institutes proceedings to be adjudicated voluntarily bankrupt, consents to the filing of a petition of bankruptcy against it, is adjudicated by a court of competent jurisdiction as being bankrupt or insolvent, seeks reorganization under any bankruptcy law or consents to the filing of a petition seeking such reorganization or has a decree entered against it by a court of competent jurisdiction appointing a receiver liquidator, trustee or assignee in bankruptcy or in insolvency.

11.3	Termination by the Manager

11.3.1    The Manager may terminate this Agreement effective upon written notice of termination to the Trust without payment of any penalty or termination fee upon or following the happening or occurrence of any of the following events (each, a “Trust Event of Default”):

11.3.1.1   the Trust or the Limited Partnership defaults in the performance or observance of any material term, condition or agreement contained in this Agreement and such default continues for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30 day period; provided, however, that if the fact, circumstance or condition that is the subject of such obligation cannot reasonably be corrected within such 30 day period and if, within such period, the Trust or the Limited Partnership, as applicable, provides reasonable evidence to the Manager that it has commenced, and thereafter proceeds with all due diligence, to correct the fact, circumstance or condition that is the subject of such obligation, said period shall be extended for a reasonable period satisfactory to the Manager, acting reasonably, for the Trust or the Limited Partnership, as applicable, to remedy the same; or

11.3.1.2   the Trust or the Limited Partnership makes a general assignment for the benefit of its creditors, institutes proceedings to be adjudicated voluntarily bankrupt, consents to the filing of a petition of bankruptcy against it, is adjudicated by a court of competent jurisdiction as being bankrupt or insolvent, seeks reorganization under any bankruptcy law or consents to the filing of a petition seeking such reorganization or has a decree entered against it by a court of competent jurisdiction appointing a receiver liquidator, trustee or assignee in bankruptcy or in insolvency.

11.4	Dispute as to the Occurrence of an Event of Default

For certainty, should a party dispute that a Manager Event of Default or Trust Event of Default has occurred under this Article 11, such Dispute shall be submitted to arbitration in accordance with Article 12.  During such arbitration, the applicable cure periods in favor of the defaulting party shall be interrupted and shall only commence on the date of the decision of the arbitrator confirming that an Event of Default has occurred. The arbitrator shall also confirm whether or not the Event of Default has been cured by the defaulting party prior to the exercise by the non-defaulting party of its remedies pursuant to Section 11.2 or 11.3, as the case may be.

11.5	Survival Upon Termination

If this Agreement is terminated pursuant to this Article 11, such termination will be without any further liability or obligation of any party hereto, except as provided in Section 6.4, Section 11.6, Section 11.7 and Section 13.2 hereof.

11.6	Action Upon Termination

11.6.1    From and after the effective date of the termination of this Agreement, the Manager shall not be entitled to receive the Base Management Fee, the Incentive Fee  or the Development Fee for further Services under this Agreement, but shall be paid all compensation accruing to the date of termination (including such day) and all other bona fide amounts (including Expenses and Governmental Charges) incurred by the Manager in respect of Services performed to the date of such termination.

11.6.2    Upon any termination of this Agreement, the Manager shall forthwith:

11.6.2.1   pay over to the relevant members of the BOPC Group all money collected and held for their account pursuant to this Agreement;

11.6.2.2   deliver to the relevant members of the BOPC Group a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the members of the BOPC Group; and

11.6.2.3   deliver to the relevant members of the BOPC Group all property and documents of the members of the BOPC Group then in the custody of the Manager.

11.7	Release of Money or other Property Upon Written Request

The Manager hereby agrees that any money or other property of a member of the BOPC Group held by the Manager under this Agreement shall be held by the Manager as custodian for such Person, and the Manager’s records shall be appropriately marked clearly to reflect the ownership of such money or other property by such Person.  Upon the receipt by the Manager of a written request signed by a duly authorized representative of a member of the BOPC Group requesting the Manager to release to the member of the BOPC Group any money or other property then held by the Manager for the account of such member of the BOPC Group under this Agreement, the Manager shall release such money or other property to the member of the BOPC Group within a reasonable period of time, but in no event later than 60 days following such request.  The Manager shall not be liable to any member of the BOPC Group or any director or officer thereof or any other Person for any acts performed or omissions to act by a member of the BOPC Group in connection with the money or other property released to the member of the BOPC Group in accordance with the second sentence of this Section 11.7.  The Trust and the Limited Partnership shall jointly and severally indemnify and hold harmless the Manager, the Sponsor and any of their respective Affiliates (and any directors, officers, agents, members, partners, shareholders and employees of the foregoing) against any and all Liabilities which arise in connection with the Manager’s release of such money or other property to the member of the BOPC Group in accordance with the terms of this Section 11.7.  Indemnification pursuant to this provision shall be in addition to any right of such Persons to indemnification under Section 10.1 hereof.  For the avoidance of doubt, the provisions of this Section 11.7 shall survive termination of this Agreement.

ARTICLE 12
ARBITRATION

12.1	Sole and Exclusive Procedure

All disputes, disagreements, controversies, questions or claims arising out of or relating to this Agreement, including with respect to its formation, execution, validity, application, interpretation, performance, breach, termination or enforcement (“Disputes”), shall be determined in accordance with the procedures set forth in this Article 12, which sets out the sole and exclusive procedure for the resolution of Disputes.  The resolution of Disputes pursuant to the terms of this Article 12 shall be final and binding upon the parties to this Agreement, and there shall be no appeal therefrom, including, without limitation, any appeal to a court of law on a question of law, a question of fact, or a question of mixed fact and law.  For greater certainty, the application of subsection 7(2) of the Arbitration Act, 1991 (Ontario) is expressly excluded.

12.2	Arbitration Procedure

Whenever a Dispute arises among any parties to this Agreement, any party may refer the matter to arbitration for determination, which shall be initiated and processed as follows:

12.2.1    The party desiring arbitration shall give notice thereof (a “Notice of Arbitration”), with reasonable details of the matter to be arbitrated, to the other parties.  All the parties shall mutually agree on one arbitrator who shall be a disinterested person of recognized competence in the area of dispute to be arbitrated.

12.2.2    If all the parties fail to agree upon the selection of an arbitrator within 15 days after the Notice of Arbitration has been given, any of the parties, upon notice to the other parties, may apply to the Ontario Superior Court of Justice or to any other court having jurisdiction for the appointment of an arbitrator (who shall have the qualifications referred to in Section 12.2.1).

12.2.3    Each party shall be entitled to present evidence and argument to the arbitrator. The arbitrator shall have the right only to interpret and apply the terms, covenants, agreements, provisions, conditions or limitations of this Agreement, and may not change any terms, covenants, provisions, conditions or limitations, or deprive any party to this Agreement of any right or remedy expressly provided in this Agreement.

12.2.4    The arbitrator shall hear the submissions of the parties and shall render a decision within 30 days after the appointment of the arbitrator and the parties will cause written submissions and all documentation they intend to rely on to be filed with the arbitrator within 20 days after the appointment of the arbitrator.

12.2.5    The arbitrator shall give written notice to the parties stating his or her determination, and shall furnish to all parties a copy of such determination signed by him or her.

12.2.6    In any arbitrator fails, refuses or is unable to act, a new arbitrator shall be appointed in his or her stead, which appointment shall be made in accordance with Section 12.2.1.

12.2.7    The expenses of resolving any Dispute shall be borne by the parties equally unless the arbitrator awards otherwise.  Each party shall, however, be responsible for its own legal fees and disbursements and the fees and expenses of its witnesses, if any.

12.2.8    Except where inconsistent with the provisions of this Article 12, the Arbitrations Act, 1991 (Ontario) shall apply to the arbitration.

ARTICLE 13
GENERAL PROVISIONS

13.1	Assignment

13.1.1    This Agreement shall not be assigned by the Manager or the Sponsor without the prior written consent of the Trust, except in the case of assignment by the Manager or the Sponsor to an Affiliate or a Person that is its successor by merger, consolidation or purchase of all or substantially all of its assets, in which case the Affiliate or successor shall be bound under this Agreement and by the terms of the assignment in the same manner as such of the Manager or Sponsor, as applicable, is bound under this Agreement.  Subject to Section 2.2, the parties agree that the Manager shall at all times be a Subsidiary of the Sponsor or an Affiliate or successor to the Sponsor in accordance with this Section 13.1.1.  In addition, provided that the Manager or the Sponsor, as applicable, provides prior written notice to the Trust for informational purposes only, nothing contained in this Agreement shall preclude any pledge, hypothecation or other transfer or assignment of the Manager’s or the Sponsor’s rights under this Agreement, including any amounts payable to the Manager under this Agreement, to a bona fide lender as security.  Upon any assignment of this Agreement, the Manager or the Sponsor, as applicable, shall not be relieved of any of its covenants or obligations under this Agreement.

13.1.2    This Agreement shall not be assigned by the Trust and the Limited Partnership without the prior written consent of the Manager, except in the case of assignment by the Trust or the Limited Partnership to an Affiliate or a Person that is its successor by merger, consolidation or purchase of all or substantially all of its assets, in which case the Affiliate or successor shall be bound under this Agreement and by the terms of the assignment in the same manner as the Trust and the Limited Partnership is bound under this Agreement.  Upon any assignment of this Agreement, the Trust or Limited Partnership, as applicable, shall not be relieved of any of its covenants or obligations under this Agreement.

13.1.3    Any purported assignment of this Agreement in violation of this Section 13.1 shall be null and void.

13.2	Failure to Pay When Due

Any amount payable by any member of the BOPC Group hereunder which is not remitted when so due shall remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgment) at a rate per annum equal to the Interest Rate.

13.3	Enurement

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

13.4	Notices

Any notice or other communication required or permitted to be given hereunder will be in writing and will be given by prepaid first-class mail, by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided.  Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee.  Notice of change of address shall also be governed by this section.  In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications shall be delivered by hand or sent by facsimile or other means of electronic communication and shall be deemed to have been received in accordance with this section. Notices and other communications shall be addressed as follows:

13.4.1    if to the Trust:

Brookfield Office Properties Canada
181 Brookfield Place
Suite 330
Toronto, ON  M5J 2T3

Attention:      Senior Vice President, Legal Counsel, Eastern
email:              deborah.rogers@brookfield.com

13.4.2    if to the Limited Partnership or any other member of the BOPC Group:

BOPC GP Inc., as general partner of Brookfield Office Properties Canada LP
181 Brookfield Place
Suite 330
Toronto, ON  M5J 2T3

Attention:      Senior Vice President, Legal Counsel, Eastern
email:              deborah.rogers@brookfield.com

13.4.3    if to the Manager:

Brookfield Properties Management Corporation
181 Brookfield Place
Suite 330
Toronto, ON  M5J 2T3

Attention:      Chief Operating Officer, Canadian Commercial Operations
email:              jan.sucharda@brookfield.com

13.4.4    if to the Sponsor:

Brookfield Properties Corporation
181 Brookfield Place
Suite 330
Toronto, ON  M5J 2T3

Attention:      Chief Operating Officer, Canadian Commercial Operations
email:              jan.sucharda@brookfield.com

or to such other addresses or facsimile numbers as a party may from time to time notify the other in accordance with this Section 13.4.

13.5	Damages

In no event will any party be liable to any other party for any indirect, special, incidental, punitive, exemplary or consequential damages of any kind, including any damages for loss of profits or business or revenue, failure to realize expected savings, loss of use, business interruption, loss of data or cost of recovery, however derived, in connection with or related to this Agreement.

13.6	Further Assurances

Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

13.7	Counterparts

This Agreement may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

<Signature Page Follows>

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

BROOKFIELD OFFICE PROPERTIES CANADA

By:	“Thomas F. Farley”
Name: Thomas F. Farley
Title: Trustee

BROOKFIELD OFFICE PROPERTIES CANADA LP, by its general partner BOPC GP INC.

By:	“Jan Sucharda”
Name: Jan Sucharda
Title: Chief Operating Officer

BROOKFIELD PROPERTIES MANAGEMENT CORPORATION

By:	“Jan Sucharda”
Name: Jan Sucharda
Title: Director

BROOKFIELD PROPERTIES CORPORATION

By:	“Thomas F. Farley”
Name: Thomas F. Farley
Title: President & Chief Executive Officer, Canadian Commercial Operations

Asset Management Agreement